Exhibit 99.1

Cenovus oil production climbs 28% in second quarter
Christina Lake phase D achieves first steam ahead of schedule

•                  Total oil production averaged more than 155,000 barrels per day (bbls/d), a 28% increase compared with the same period a year earlier.

•                  Oil sands production at Foster Creek and Christina Lake averaged more than 80,000 bbls/d in the second quarter, a 38% increase compared with 2011.

•                  Cenovus began injecting steam at Christina Lake phase D, with production anticipated in the third quarter.

•                  Refining operations generated $344 million in operating cash flow, up $22 million from the second quarter in 2011.

•                  Cash flow was $925 million in the second quarter, a slight decrease compared with the same period a year earlier due to weaker commodity prices during the quarter.

•                  Capital investment in the quarter increased 39% to $660 million compared with the same period in 2011 as the company continued to expand the development of its oil assets.

•                  Cenovus received regulatory approval for its Narrows Lake oil sands development, which is expected to have a gross production capacity of 130,000 bbls/d.

“Cenovus has a clearly defined 10-year growth plan, which is expected to deliver predictable, reliable performance,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “We’re consistently growing oil production while maintaining our focus on low-cost operations and continuing to demonstrate the value of our integrated approach with strong refining margins.”

Financial & Production Summary
(for the period ended June 30) ($ millions, except per share amounts)	2012 Q2	2011 Q2	% change
Cash flow[1] Per share diluted	925 1.22	939 1.24	-1.5
Operating earnings[1] Per share diluted	283 0.37	395 0.52	-28
Net earnings Per share diluted	396 0.52	655 0.86	-40
Capital investment [2]	660	476	39
Production (before royalties)
Foster Creek (bbls/d)	51,740	50,373	3
Christina Lake (bbls/d)	28,577	7,880	263
Total Foster Creek & Christina Lake (bbls/d)	80,317	58,253	38
Pelican Lake (bbls/d)	22,410	19,427	15
Other conventional oil[3] (bbls/d)	52,839	44,082	20
Total oil production (bbls/d)	155,566	121,762	28
Natural gas (MMcf/d)	596	654	-9

 1 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the Earnings Reconciliation Summary.

 2 Includes expenditures on property, plant and equipment and exploration and evaluation assets, excluding acquisitions and divestitures.

 3 Includes natural gas liquids (NGLs) production.

1

Calgary, Alberta (July 25, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) delivered strong performance during the second quarter, led by significant increases in oil production and favourable refining results. The company increased capital spending in the quarter and remained focused on expanding the development of its oil sands properties, as well as investing in the growth of its conventional oil assets in Alberta and Saskatchewan.

Combined production in the second quarter from Foster Creek and Christina Lake was more than 80,000 bbls/d net (160,000 bbls/d gross), a 38% increase compared with the same quarter in 2011. Christina Lake averaged more than 28,000 bbls/d net (57,000 bbls/d gross), more than tripling production from the same period a year earlier due to the industry-leading start-up of phase C. The company also achieved a new daily gross production high at Christina Lake of 64,000 bbls/d, 10% higher than its current gross capacity of 58,000 bbls/d. Cenovus began injecting steam at phase D in the second quarter and anticipates first production in the third quarter, approximately three months ahead of schedule. Once phase D is fully commissioned, it is expected to bring the gross production capacity at Christina Lake to 98,000 bbls/d.

Production from Foster Creek increased 3% to almost 52,000 bbls/d (nearly 104,000 bbls/d gross) in the second quarter, which included a scheduled turnaround. The full plant turnaround was completed safely, on time and within budget. The plant continues to demonstrate excellent performance and produced more than 126,000 bbls/d gross on several days in the quarter, exceeding its current capacity of 120,000 bbls/d gross. There are currently five phases producing at Foster Creek, with three more under construction. Cenovus has also started conducting public consultation for an additional phase that is planned to produce 50,000 bbls/d gross. In total, Cenovus plans to have nine phases at Foster Creek eventually producing 295,000 bbls/d gross and expects that, with optimization, the total gross production capacity at Foster Creek will be as much as 310,000 bbls/d.

“It’s important to have the right people working on the right resources,” Ferguson said. “The expansion of our oil sands assets is going well, thanks to the dedication of our teams and the quality of our assets. We’re striving to find innovative ways to bring these expansion phases on even more efficiently and we’re seeing strong results.”

The company is beginning to see production increases at its Pelican Lake heavy oil operation, due to the infill drilling program to expand the polymer flood. Production averaged more than 22,000 bbls/d in the second quarter, a 15% increase from the same period in 2011 when wild fires in the Slave Lake region curtailed production by approximately 2,100 bbls/d. The production increase continues to be partially offset by reduced operating pressures and shut-ins that are temporarily required to complete infill drilling between existing wells. Cenovus plans to drill between 1,200 and 1,300 production and injection wells in the next five to seven years to expand the polymer flood, with production expected to reach 55,000 bbls/d.

Cenovus also saw growth in its conventional oil assets in Alberta and Saskatchewan in the second quarter, partly due to better operating conditions after poor weather limited access to locations in both areas in the second quarter of 2011. Oil production in Alberta increased 14% to more than 29,000 bbls/d in the quarter as the company continued to focus on developing new tight oil plays on its existing lands in southern Alberta. Average oil production from the Lower Shaunavon and Bakken tight oil plays more than tripled compared with the same period last year to about 6,200 bbls/d due to a successful drilling program, although production continues to be impacted by delays in facility construction. Cenovus completed battery construction for the Bakken area in the second quarter, while construction continues on facilities to support the Lower Shaunavon. These are scheduled to be complete in the third quarter of 2012 and are expected to reduce trucking needs.

Page 2	Q2 2012

Cash flow in the second quarter was $925 million, a slight decrease from $939 million in 2011. Weaker commodity prices for both oil and natural gas were somewhat offset by the company’s significant increase in oil production. In addition, Cenovus’s refining business contributed $344 million to operating cash flow, an increase of $22 million compared with the same period a year earlier. This increase is primarily due to strong refining margins, as well as higher throughput and increased heavy oil processing associated with the start-up of the coker at the Coker and Refinery Expansion (CORE) project at the Wood River Refinery.

Operating earnings in the second quarter were $283 million, a 28% decrease from the same period a year earlier partly due to the company recognizing an exploration expense of $68 million. This is primarily attributed to a decision not to carry out further work at a small exploration play called Roncott, an area outside of Cenovus’s core Bakken area. Operating earnings were also impacted by higher depreciation, depletion & amortization (DD&A) costs due to higher production volumes and CORE capital costs now being subject to depreciation.

Investing in oil development

Capital investment in the second quarter totaled $660 million, a 39% increase from the same period in 2011, as the company continued to advance development of its oil opportunities. Cenovus invested $307 million to develop expansion phases at Foster Creek and Christina Lake, a 55% increase compared with the same period a year earlier, and continues to pursue ways to achieve industry-leading capital efficiencies at its oil sands operations. The company expects to build expansion phases at Foster Creek and Christina Lake in the range of $22,000 to $25,000 per flowing barrel.

Cenovus continues to work on growing conventional oil production with capital investment at its conventional assets, excluding Pelican Lake, reaching $122 million in the second quarter, an 85% increase from the same period in 2011. The increase is mainly due to facility and infrastructure construction in the company’s Lower Shaunavon and Bakken operations, as well as drilling and completions across Saskatchewan and Alberta. Cenovus continues to explore oil opportunities on its existing fee lands in Alberta.

Capital investment at Pelican Lake more than tripled to $104 million in the second quarter from the same period in 2011. Spending was primarily related to infill drilling activities to advance the polymer flood, as well as minor facility expansions and pipeline construction to support higher volumes.

Benefit of integration and low supply costs

Heavy oil differentials between Western Canadian Select (WCS) and West Texas Intermediate (WTI) increased in the quarter. Cenovus’s strategy of integrating its oil sands production with its refining assets continued to prove valuable in this environment, as wider heavy oil differentials and increased volumes of heavy oil processed resulted in lower cost feedstock for the company’s refining operations, which influenced refining margins. The strength of the refining business also helped to provide stable cash flow as oil prices decreased in the quarter.

In addition to its integration strategy, Cenovus continues to focus on achieving low supply costs at its oil sands operations to offer stability in a low-price environment. Supply costs are calculated as the long-term average WTI price required to achieve a 9% after-tax return after all capital, operating and maintenance costs are considered. Supply costs are approximately US$35 to $45 per barrel at both Foster Creek and Christina Lake.

Page 3	Q2 2012

“One of Cenovus’s key strengths is that we can generate positive returns at lower prices,” said Ferguson. “We anticipate fluctuations in commodity prices and we have the financial stability to deal with those. Our integrated strategy, strong balance sheet and position as a low-cost operator mean we can generate shareholder value in a variety of price environments.”

Continuing to advance Telephone Lake

Cenovus has concluded its process to identify a potential strategic partner for its Telephone Lake oil sands project. The goal of the process was to identify an arrangement that would provide strategic benefit to Cenovus and bring forward the value of the project, which is not included in the company’s 10-year plan.

“We only wanted a deal if it would add compelling value for our shareholders,” said Ferguson. “There was never a financial need to do a transaction. Our drilling results indicate that Telephone Lake is a world-class resource and has the potential to be a cornerstone project like Foster Creek or Christina Lake. We look forward to developing the asset on our own.”

Cenovus continues to advance the dewatering pilot project at Telephone Lake, which is designed to test the efficiency of removing the non-potable water sitting on top of the bitumen in the reservoir. Removing this water is expected to reduce the steam to oil ratio (SOR) and operating costs for the commercial project. The company commissioned the pilot facilities in the second quarter and expects to start water production and air injection in the next couple of months.

Regulatory approval for Narrows Lake

Cenovus received approval from the Alberta Energy Resources Conservation Board for its Narrows Lake development in the second quarter. The approval included the option to use a combination of steam-assisted gravity drainage (SAGD) and solvent aided process (SAP). SAP involves the addition of a solvent to the steam injected into the reservoir to help thin the oil and allow it to flow more freely to the producing well. This would be the industry’s first use of SAP with butane on a commercial scale.

The project is anticipated to have a gross production capacity of 130,000 bbls/d and be developed in three phases. Narrows Lake is located just north of the company’s Christina Lake property and is jointly owned with ConocoPhillips. Project sanctioning from Cenovus and ConocoPhillips is expected by the end of this year, with ground work for the initial phase of 45,000 bbls/d gross expected to begin this fall.

“Receiving regulatory approval for Narrows Lake was a significant achievement,” said Ferguson. “This is an important milestone along the path to developing our next major oil sands project, which will be the first to use our solvent aided process on a commercial scale. We’re excited about this technology, as it has the potential to significantly improve recovery while continuing to reduce the environmental impact.”

IMPORTANT NOTE: Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). See the Advisory for definitions of non-GAAP measures used in this news release.

Page 4	Q2 2012

Oil Projects

	Daily Production[1]
(Before royalties) (Mbbls/d)	2012			2011					2010
	YTD	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Foster Creek	54	52	57	55	55	56	50	58	51
Christina Lake	27	29	25	12	20	10	8	9	8
Oil sands total	81	80	82	67	75	66	58	67	59
Conventional oil
Pelican Lake	22	22	21	20	21	20	19	21	23
Weyburn	17	16	17	16	17	16	15	17	17
Other conventional oil[2]	37	36	38	31	32	31	29	32	31
Conventional total	75	75	75	68	70	67	64	71	70
Total oil	156	156	157	134	144	133	122	137	129

1 Totals may not add due to rounding.

2 Includes NGLs production.

Oil sands

Foster Creek and Christina Lake

Cenovus’s oil sands properties in northern Alberta offer opportunities for substantial production growth. The Foster Creek and Christina Lake operations, which are operated by Cenovus and jointly owned with ConocoPhillips, use SAGD to drill and pump the oil to the surface.

Production

•                  Production at Foster Creek and Christina Lake increased 38% in the second quarter from the same period a year earlier.

•                  Christina Lake production averaged more than 28,000 bbls/d in the quarter, more than tripling production from the same period a year earlier. The substantial increase is due to high reservoir quality and the industry-leading start-up of phase C in the third quarter of 2011.

•                  About 70% of the Christina Lake production in the quarter was sold as a new bitumen blend stream, Christina Dilbit Blend (CDB), which is currently priced at a discount to the WCS benchmark. Cenovus expects the CDB differential to WCS will narrow as it continues to gain acceptance with a wider base of refining customers.

•                  Foster Creek production averaged nearly 52,000 bbls/d net in the quarter, a 3% increase compared with 2011. The quarter included a scheduled full plant turnaround, which was completed safely, on time and within budget. The turnaround reduced production by approximately 7,400 bbls/d in the quarter, which was less than expected.

•                  About 13% of current production at Foster Creek comes from 47 wells using Cenovus’s Wedge Well™ technology. These single horizontal wells, drilled between existing SAGD well pairs, have the potential to increase overall recovery from the reservoir by as much as 10% to 15%, while reducing the SOR. Twelve additional wells using this technology are waiting to be brought on production later this year and the company plans to drill another eight at Foster Creek by the end of 2012. Christina Lake is also beginning to see results from four producing wells which use the company’s Wedge Well™ technology.

Page 5	Q2 2012

Expansions

•                  Combined capital investment at Foster Creek and Christina Lake in the second quarter was $307 million, an increase of 55% compared with the same period a year earlier. This included work to advance expansion phases, as well as increased capital related to maintaining and increasing production levels.

•                  Cenovus has commissioned about 90% of the phase D plant at Christina Lake and expects production in the third quarter of 2012. Construction of phase E is more than 50% complete, with initial production anticipated for the fourth quarter of 2013. Site preparation also continues for phase F.

•                  Cenovus has increased the expected gross production capacity for Christina Lake phase H from 40,000 bbls/d to 50,000 bbls/d due to the addition of a fifth steam generator that will incorporate blowdown boiler technology. This will increase steam capacity and is expected to enhance efficiency by increasing the water recycle rate, leading to fuel savings and a reduction in water use. Cenovus commercialized blowdown boiler technology in 2011 after testing it at Foster Creek.

•                  At Foster Creek, the fabrication and facility construction for phase F is more than 50% complete. The company is also working on earthworks and site preparation for phase G and design engineering for phase H.

Operating costs and royalties

•                  Operating costs at Christina Lake were $12.52/bbl in the second quarter, a 47% decrease from $23.41/bbl in the same period a year earlier due to the significant increase in production. Cenovus expects operating costs at Christina Lake to be within the guidance range of $13.00/bbl to $14.35/bbl over the year. Non-fuel operating costs at Christina Lake were $10.83/bbl in the quarter, a 46% decrease from $19.93/bbl in the second quarter of 2011.

•                  Operating costs at Foster Creek averaged $12.49/bbl in the second quarter, an 8% increase from $11.57/bbl in the same period last year. The increase is primarily due to higher staffing levels to support phase F and increased fluid and waste trucking costs. The company expects operating costs at Foster Creek to be within the guidance range of $11.25/bbl to $12.45/bbl over the year. Non-fuel operating costs at Foster Creek were $10.89/bbl in the second quarter compared with $10.10/bbl in the same period a year earlier, an 8% increase.

•                  Christina Lake’s average royalty rate in the quarter was 7.2%, compared with an average royalty rate of 6.3% for the same period a year earlier. The increase was primarily due to the company receiving lower realized prices for Christina Lake production, partially offset by lower WTI prices.

•                  Foster Creek’s average royalty rate was 4.6% in the second quarter of 2012, an increase compared to the average royalty rate of 3.3% in the same period in 2011. Royalties were lower in 2011 due to the Alberta Department of Energy’s approval to include the capital investment for expansion phases F, G and H as part of the royalty calculation.

Steam to oil ratios (SORs)

•                  Cenovus continues to achieve some of the best SORs in the industry with a second quarter average ratio of approximately 1.8 at Christina Lake and 2.1 at Foster Creek for a combined SOR of around 2.0. This means approximately two barrels of steam are needed for every barrel of oil produced. A lower SOR requires less steam, which means less natural gas is used. This results in reduced capital and operating costs, fewer emissions and lower water usage.

Page 6	Q2 2012

Future projects

Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from its oil sands assets in the Athabasca region of northern Alberta, most of which are undeveloped. The company has identified 10 emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications.

•                  Cenovus received regulatory approval for Narrows Lake, which is jointly owned with ConocoPhillips, in the second quarter. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d and be developed in three phases. Ground work for the initial phase of 45,000 bbls/d gross is expected to begin this fall, with project sanctioning from Cenovus and ConocoPhillips expected by the end of this year.

•                  The Narrows Lake approval included the option to use a combination of SAGD and SAP for oil production. Based on test results at other locations, Cenovus expects SAP to improve the SOR and oil production rate by as much as 30% compared to SAGD alone. Cenovus also expects SAP to increase total oil recovery by as much as 15%.

•                  The joint regulatory application and environmental impact assessment for a commercial SAGD project at Grand Rapids in the Greater Pelican Region is being reviewed by the regulators. First production from the commercial project is anticipated in 2017, if approvals are received as expected. The company believes Grand Rapids has the potential to reach production capacity of 180,000 bbls/d.

•                  Cenovus is continuing to develop a pilot project in the Grand Rapids area. Construction for the installation of a third mobile steam generator is progressing and the company anticipates steam injection at the second well pair to start in the third quarter of 2012.

•                  The revised joint regulatory application and environmental impact assessment for the Telephone Lake project in the Borealis Region is also being reviewed by the regulators. The application updates the expected production capacity to 90,000 bbls/d from the original 35,000 bbls/d application that was filed in 2007.

Conventional oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its wholly-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. While this property produces conventional heavy oil, it’s managed as part of Cenovus’s oil sands segment. Since 2006, polymer has been injected along with the waterflood to enhance production from the reservoir. Based on reservoir performance of the polymer flood, the company has initiated a multi-year growth plan for Pelican Lake with production expected to reach 55,000 bbls/d.

•                  Production averaged more than 22,000 bbls/d in the quarter, a 15% increase from the same period in 2011 when wild fires in the Slave Lake region curtailed production by approximately 2,100 bbls/d. Cenovus is beginning to see production increases from the infill drilling program to expand the polymer flood, although production was partially offset by reduced operating pressures and shut-ins, which are required to complete infill drilling between existing wells.

•                  Cenovus plans to build on the success at Pelican Lake by drilling between 1,200 and 1,300 production and injection wells in the next five to seven years to expand the polymer flood and is also planning to build a new battery to support the expansion, with construction slated to begin in 2013.

CENOVUS ENERGY	Page 7	Q2 2012

•                  Operating costs at Pelican Lake averaged $17.71/bbl in the quarter, a 32% increase from $13.40/bbl in the second quarter of 2011 due to the increased use of polymer, workovers and higher staffing levels to support the expansion. Cenovus expects operating costs at Pelican Lake to be within the guidance range of $14.55/bbl to $16.10/bbl over the year.

•                  Pelican Lake’s average royalty rate was 4.2% in the second quarter of 2012 compared with an average royalty rate of 9.7% in the same period of 2011. The reduction was primarily due to the increase in capital investment to expand the polymer flood and a lower WTI price forecast for 2012.

Other conventional

In addition to Pelican Lake, Cenovus has extensive oil operations in Alberta and Saskatchewan. These include the established Weyburn operation that uses carbon dioxide (CO2) to enhance oil recovery, the emerging Bakken and Lower Shaunavon tight oil assets in southern Saskatchewan as well as established properties in southern Alberta. Cenovus is targeting oil production from these properties to reach between 65,000 bbls/d and 75,000 bbls/d by the end of 2016.

•                  Second quarter production from the company’s conventional oil assets in Alberta increased 14% over the same period in 2011 to more than 29,000 bbls/d, primarily due to successful drilling programs and fewer weather and access issues than in 2011.

•                  The Weyburn operation produced about 16,500 bbls/d net in the second quarter. This is a 7% increase compared with the same period a year earlier, which reflects a recovery from flooding that impacted operations in the second quarter of 2011.

•                  Lower Shaunavon production averaged approximately 4,100 bbls/d in the second quarter, a six-fold increase compared with the same period a year earlier. The large increase is due to a successful drilling program and better weather conditions, which improved access to lease locations. Cenovus has 109 horizontal wells producing in Lower Shaunavon.

•                  The company’s Bakken operation had average oil production of more than 2,000 bbls/d in the quarter, including royalty interest volumes, compared with about 1,400 bbls/d in the same period a year earlier. Cenovus was operating 27 wells in the Bakken area at the end of the second quarter.

•                  Cenovus continues to work on developing infrastructure to support the Lower Shaunavon and Bakken plays. The company completed construction on a battery for the Bakken area in the second quarter and expects facilities construction for the Lower Shaunavon to be complete in the third quarter of 2012.

•                  Operating costs for Cenovus’s conventional oil operations, excluding Pelican Lake, increased 12% to $14.85/bbl in the second quarter compared with the same period a year earlier. This was mainly due to higher workover activity, increased trucking and waste-handling costs, higher repairs and maintenance and increased labour costs.

CENOVUS ENERGY	Page 8	Q2 2012

Natural Gas

(Before royalties) (MMcf/d)	Daily Production
		2012				2011			2010

	YTD	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year

Natural Gas[1]	616	596	636	656	660	656	654	652	737

1 2010 production includes a contribution from non-core assets sold in the third quarter of 2010.

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations because natural gas fuels the company’s oil sands and refining operations.

•                  Natural gas production in the second quarter was approximately 596 million cubic feet per day (MMcf/d), a 9% decline from the same period in the previous year. The decline is partly due to the divestiture of a non-core property early in the first quarter of 2012, as well as expected natural declines, but is partially offset by better weather conditions compared with 2011.

•                  Cenovus’s average realized sales price for natural gas, including hedges, was $3.31 per thousand cubic feet (Mcf) in the quarter compared with $4.45 per Mcf in the same period a year earlier.

•                  Cenovus anticipates managing an annual decline rate of 10% to 15% for its natural gas production, targeting a long-term production level of between 400 MMcf/d and 500 MMcf/d to match Cenovus’s future anticipated natural gas internal consumption at its oil sands and refining facilities.

Refining

Cenovus’s refining operations include the Wood River Refinery in Illinois and the Borger Refinery in Texas, which are jointly owned with the operator, Phillips 66.

•                  The two refineries produced 473,000 bbls/d gross of refined products in the second quarter, an increase of 51,000 bbls/d compared with the same period a year ago primarily as a result of increased processing capacities and utilization, as well as strong refining margins at the Wood River Refinery following the coker start-up at the CORE project in late 2011.

•                  Combined total crude oil runs at the Wood River Refinery and Borger Refinery averaged 451,000 bbls/d gross for the quarter, an increase of 11% compared with the same period a year earlier.

•                  Canadian heavy crude processed at the Wood River Refinery in the quarter averaged approximately 203,000 bbls/d gross. Total processing capability of heavy Canadian crudes will be dependent upon the quality of available crudes and will be optimized to maximize economic benefit.

•                  The total gross heavy crude processing capacity at the Wood River Refinery is expected to be sustainable in the range of 200,000 bbls/d to 220,000 bbls/d. Combined with the 35,000 bbls/d of gross heavy crude refining capacity at the Borger Refinery, the total heavy crude oil refining capacity of the two refineries is expected to be approximately 235,000 bbls/d to 255,000 bbls/d gross.

•                  Second quarter operating cash flow from refining operations was $344 million, an increase of $22 million compared with the same period last year. This was primarily due to increased throughput and the continuation of favourable refining margins that reflect a higher proportion of heavy crude oil processed. Cenovus invested $24 million in its refining operations in the quarter, resulting in $320 million of operating cash flow in excess of the capital spent. This cash flow helped to fund development of the company’s oil assets.

CENOVUS ENERGY	Page 9	Q2 2012

•                  Cenovus’s operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s refining operating cash flow in the second quarter would have been $95 million higher than under FIFO, compared with $74 million lower in 2011.

Financial

Dividend

The Cenovus Board of Directors declared a third quarter dividend of $0.22 per share, payable on September 28, 2012 to common shareholders of record as of September 14, 2012. Based on the July 24, 2012 closing share price on the Toronto Stock Exchange of $32.10, this represents an annualized yield of about 2.7%. Declaration of dividends is at the sole discretion of the Board. Cenovus’s continued commitment to a meaningful dividend is an important aspect of the company’s strategy to focus on increasing total shareholder return.

Hedging Strategy

The natural gas and crude oil hedging strategy helps Cenovus achieve more predictability around cash flow and safeguard its capital program. The strategy allows the company to financially hedge up to 75% of expected natural gas production in 2012 and 2013, net of internal fuel use, and up to 50% and 25%, respectively, in the two following years. The company has Board approval for fixed price hedges on as much as 50% of net liquids production for 2012 and 2013 and 25% of net liquids production for each of the following two years.

In addition to financial hedges, Cenovus benefits from a natural hedge with its natural gas production. About 125 MMcf/d of natural gas is currently consumed at the company’s SAGD and refinery operations, which is offset by the natural gas Cenovus produces. The company’s financial hedging positions are determined after considering this natural hedge.

Cenovus’s hedge positions as at June 30, 2012 include:

•                  approximately 30% of expected 2012 oil production hedged; 24,800 bbls/d at a WTI price of US$98.72/bbl and an additional 24,500 bbls/d at an average WTI price of C$99.47/bbl

•                  approximately 65% of expected 2012 natural gas production hedged; 130 MMcf/d at an average NYMEX price of US$5.96/Mcf and 127 MMcf/d at an average AECO price of C$4.50/Mcf, plus 125 MMcf/d of internal usage

•                  10,000 bbls/d of oil production hedged for 2013 at an average WTI price of US$102.62/bbl and an additional 10,000 bbls/d at an average WTI price of C$103.26/bbl

•                  166 MMcf/d of natural gas hedged for 2013 at an average NYMEX price of US$4.64/Mcf, plus internal usage

•                  no fixed commodity hedges in place beyond 2013.

Financial Highlights

•                  Cash flow in the second quarter of 2012 was $925 million, or $1.22 per share diluted, compared with $939 million, or $1.24 per share diluted, for the same period a year earlier.

•                  Operating earnings in the quarter were $283 million, or $0.37 per share diluted, compared with $395 million, or $0.52 per share diluted, for the same period last year.

CENOVUS ENERGY	Page 10	Q2 2012

•                  Cenovus’s realized after-tax hedging gains were $84 million in the quarter. Cenovus received an average realized price, including hedging, of $65.56/bbl for its oil in the quarter, compared with $72.22/bbl in the second quarter of 2011. The average realized price, including hedging, for natural gas was $3.31/Mcf, compared with $4.45/Mcf in the same period a year earlier.

•                  Cenovus recorded income tax expense of $238 million in the second quarter, a $69 million decrease over the previous year, primarily due to a decrease in income from its upstream operations and lower unrealized risk management gains, partially offset by an increase in income from the company’s refining and marketing business and tax adjustments related to prior year estimates.

•                  Cenovus’s net earnings for the quarter were $396 million, a decrease compared with $655 million in the same period a year earlier due to decreased unrealized risk management gains, an increase in DD&A and an exploration expense of $68 million, primarily attributed to the company’s Roncott asset within its Bakken operations.

•                  Capital investment during the quarter was $660 million as planned, a 39% increase compared with the same period a year earlier as the company continues to advance development of its oil opportunities.

•                  Over the long term, Cenovus targets a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At June 30, 2012, the company’s debt to capitalization ratio was 27% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.0 times.

Earnings Reconciliation Summary
(for the period ended June 30) ($ millions, except per share amounts)	2012 Q2	2011 Q2
Net earnings Add back (losses) & deduct gains: Per share diluted	396 0.52	655 0.86
Unrealized mark-to-market hedging gain (loss), after tax	126	232
Non-operating foreign exchange gain (loss), after tax	-14	26
Divestiture gain (loss), after tax	1	2
Operating earnings Per share diluted	283 0.37	395 0.52

CENOVUS ENERGY	Page 11	Q2 2012

Oil sands project schedule[1]
Project phase	Actual/expected gross production capacity (bbls/d)	Expected cumulative gross production capacity (bbls/d)	Regulatory application submissions[2]	First production target[2,3]
Foster Creek[4]
A-E5	120,000	120,000	Q1 1999	Q1 2002
F5	45,000	165,000	Q2 2009	2014
G5	40,000	205,000	Q2 2009	2015
H5	40,000	245,000	Q2 2009	2016
J6	50,000	295,000	2013	2019
Future optimization	15,000	310,000
Christina Lake[4]
A-B5	18,000	18,000	Q3 1998	Q4 2002
C5	40,000	58,000	Q3 2007	Q3 2011
D5	40,000	98,000	Q3 2007	Q3 2012 (previously Q4 2012)
E5	40,000	138,000	Q4 2009	Q4 2013
F5	50,000	188,000	Q4 2009	2016
G5	50,000	238,000	Q4 2009	2017
H	50,000 (previously 40,000)	288,000 (previously 278,000)	2013	2019
Future optimization	12,000	300,000
Narrows Lake[4,5]
A-C	130,000	130,000	Q2 2010	2017
Grand Rapids
A-C	180,000	180,000	Q4 2011	2017
Telephone Lake
A-B	90,000	90,000	Q4 2011	TBD

1Timelines are subject to regulatory and partner approvals.

2 Future dates are company forecasts, please see the Advisory – Forward-Looking Information.

3 There is an anticipated ramp-up period of approximately 12 to 18 months following first production although the accelerated start-up process being tested at Christina Lake is currently showing improvements to that timing.

4 Properties 50% owned by ConocoPhillips.

5 Approved by regulator.

6 There is no phase I.

CENOVUS ENERGY	Page 12	Q2 2012

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, July 25, 2012, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on July 25, 2012, until midnight August 1, 2012, by dialing 855-859-2056 or 416-849-0833 and entering conference passcode 44608636. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim consolidated financial statements.

•                  Operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                  Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before interest income, finance costs, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion & Analysis (MD&A) available at www.cenovus.com.

CENOVUS ENERGY	Page 13	Q2 2012

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, forecasted commodity prices, future use and development of technology and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; success of hedging strategies; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

CENOVUS ENERGY	Page 14	Q2 2012

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent annual information form, Form 40-F, available at www.cenovus.com. Readers should also refer to “Risk Management” in our annual MD&A for the year ended December 31, 2011, our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

Wedge Well™ technology is a registered trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit www.cenovus.com.

Find Cenovus on Facebook, Twitter, Linkedin and YouTube.

Cenovus Contacts

Investors:	Media:

Susan Grey Director, Investor Relations 403-766-4751	Rhona DelFrari Director, Media Relations 403-766-4740

Bill Stait Senior Analyst, Investor Relations 403-766-6348	Jessica Wilkinson Advisor, Media Relations 403-766-8990

Graham Ingram Senior Analyst, Investor Relations 403-766-2849

CENOVUS ENERGY	Page 15	Q2 2012